Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C.

Re: Bare Metal Standard, Inc.

      Amendment No. 3 to Registration Statement of Form S1

      Filed on March 22, 2016

      File No. 333-210321

In respond to your letter dated August 3, 2016;

General

1.           We note your response to comment one of our letter dated June 13, 2016, and we reissue the comment in part. We stress the continued inconsistencies throughout the registration statement in describing the securities you are registering.  For instance, your registration fee table proffers Units, common stock, warrants and common stock underlying the warrants. The inside front cover page, however, states, “The company is registering in this prospectus 6,000,000 common shares and 6,000,000 common shares underlying the warrants exercisable at $2.00 24 months after issue date to purchase common stock.” These are only examples. Moreover, while your revised legality opinion now opines on the Units, the common stock underlying   the Units and the warrants contained in the Units, it does not appropriately opine upon the warrants. As warrant securities are contractual obligations issued pursuant to agreements, counsel must opine that the warrant is a binding obligation   of the registrant under the law of the jurisdiction governing the warrant agreement. Please also have your legal counsel clarify that the common stock opinion includes the common stock underlying the warrants contained in the Units. Please refer to Staff Legal Bulletin No. 19, which can be found on the Commission’s website, for further guidance on legal opinions.

We have adjusted throughout the registration statement to reflect

A more detailed explanation of our offering;

6,000,000 units. each unit consisting of one share of our common stock, one warrant. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.00 within 24 months of issuance.

2.           We note your respond to comment three of your letter dated June 13, 2016 and we reissue the comment. Your updated legality opinion does not, as you state, provide that you disagree with our belief that your offering should comply with Rule 419 of Regulation C of the Securities Act, nor would such statement in your legality opinion be dispositive to comply with Rule 419. Your prospectus cover page still does not, contrary to your response, prominently state that you are not a blank check company and the you have no intention to engage in a merger or other business combination. Please make this statement on your prospectus cover page.

We have inserted an updated legal opinion and added the following to our cover page;

We are not a blank check company. We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 for a discussion of information that should be considered in connection with an investment in our securities

3.           We note your response to comment four of our letter dated June 13, 2016, wherein you seem to imply that you are not obligated to provide disclosure responsive to Item 701 of Regulation S-K because “the officers and directors did not write checks they received stock for their services.” Your registration statement continues to provide that your officers and directors purchased their shares of common stock for $10,000 and that you issued 1,000,000 shares of common stock to your outside advisor. On page 26, you state, additionally, that you “have relied upon the sale of our securities to investors and corporate officers and directors for funding” and on page 40 you state “between February 8, 2016 and March 17, 2016 the company sold 110,000 shares of common stock for $0.50 a share resulting in proceeds of $55,000.” Furthermore, Item 701(c) of Regulation S-K requires disclosure regardless of whether consideration occurred in the form of cash. Please reconcile your supplemental response to our letter dated June 13, 2016 and your registration statement, or advise.  Please also provide the information required by Item 511 of  Regulation S-K.

We have revised and made it consistent throughout the registration statement.

4.           We note your response to comment five of our letter dated June 13, 2016, wherein you state that you enhanced your disclosure on page 19 to add disclosure regarding your relationship with Mr. Shinderman and to state that he is not a control person or promoter as defined by Rule 405 of Regulation C or an expert as that term is used in Item 509 of Regulation S-K. Such enhanced disclosure remains absent, however, from your registration statement.  Please enhance your disclosure to provide this information.

We have added the following to the bottom of page 18;

We issued Alan Shinderman 1,000,000 shares for his consulting in advising the company on how to go public and he is still advising the company on other issues as we grow. We do not have a time table with Mr. Shinderman as he is being paid for an ongoing relationship.

Mr. Shinderman is not a stock promoter as defined in Regulation C, rule 405 and has never been an officer or Director of Bare Metal Standard

Mr. Shinderman is not an expert under rule S-K Rule 509.

5.            Please update your registration fee table to provide the amount of each security to be registered.

We ask for assistance on this question from the commission as we have previously update our fee table.

6.           We note your response to comment seven of our letter dated April 18, 2016, and we reissue the comment. Please revise your subject to completion legend to state that you “may not” sell these securities until the registration statement is  effective.

We have removed the word will and replaced it with may.

7.           Please update the offering table to include a description of the Units and the Warrants contemplated by this registration statement.

We have updated the Offering Table to better describe our Offering.

8.           Refer to the first sentence following the table describing the offering. Please revise this sentence to state that your officers and directors, control persons and/or affiliates “will not purchase” any securities contemplated by this registration statement.

We have removed “do not intend to” and replaced it with “will not”.

9.           Please advise us why you removed language stating that your officers’ and directors’ other business interests may come into conflict with your interests and those of your minority shareholders, and why you believe there is no longer a potential conflict of interest that presents a material risk to your business and your prospective investors.

We removed those statements based on the fact once our Registration Statement becomes affective our President James Bidel will devote 100% of his time to this entity.

10.           Here you state that you will not compete with your officers’ and directors’ other business interests, ostensibly Taylor Brothers, for investment capital and key personnel. This risk factor focuses, however, on the fact that your officers’ and directors’ other outside business activities will cause the officers and directors to only devote between 25-50% of their time to your business.  As you state on page 21, Bare Metal Standard success depends on “retention of our management team at Taylor Brothers.” Please revise your registration statement to clearly identify your officers’ and directors’ competing interests and the conflicts of interest arising from those competing interests and clarify your response to comment 6 of our letter dated June 13, 2016.   We note in particular that Taylor Brother’s website now hosts franchise trainings under the Bare Metal Standard brand.

We have articulated on page 8 that6 once our Registration Statement becomes effective James Bedal will devote 100% of his time to Bare Metal Standard diminishing any conflicts. Also on Page 21 we removed “retention of our management team at Taylor Brothers. The video has been removed from Taylor Brothers web page and soon will be added to the Bare Metal Standard web page. It was an oversight.

11.           Please include a risk factor discussing the risks associated with your limited operating history.

We have inserted the following;

WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE COMMENCED LIMITED OPERATIONS IN OUR BUSINESS.  WE EXPECT TO INCUR SIGNIFICANT OPERATING LOSSES FOR THE FORESEEABLE
FUTURE.

We were incorporated on May 8, 2015 and to date have been involved primarily in organizational activities.  We have commenced limited business operations.  Accordingly, we have no way to evaluate the likelihood that our business will be successful.  Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises.  The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. Prior to production of printed products, we anticipate that we will incur increased operating expenses without realizing any revenues.  We expect to incur significant losses into the foreseeable future.  We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations.  There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations.  If we are unsuccessful in addressing these risks, our business will most likely fail.

12.              We note your response to comment 13 of our letter dated June 13, 2016,  and we reissue  the comment in part. Your revised disclosure does not describe that you are registering Units, the common stock portion of the Unit, the warrants and the common stock underlying the warrants.  Please state all securities that you are registering.  See Item 202 of Regulation S-K.

We have changed throughout the Registration Statement including on page 18 a better description of our offering.

13.              Please revise your dilution disclosure to properly identify dilution based on prospective funding level.   In this regard, we note that at a 33% funding level, you would receive $990,000. Please also note we may have additional comments upon completion of the table.

We have corrected.

14.              Refer to paragraph b) of your indemnification disclosure.  Please direct us to the location of this indemnification provision in your Bylaws, or revise your disclosure. Refer to paragraph c) of your indemnification disclosure. Please explain to us why you refer to “provisions of the State of Nevada….”  We note that you are incorporated in and under the laws of the State of Idaho.

We refer the examiner to the top of page 13 of our Bylaws.

We have corrected the mention of Nevada throughout the registration Statement.

15.           We note your response to comment 21 of our letter dated June 13, 2016. The second sentence of the fourth paragraph on page 20 continues to reference 50+ years of experience. Here, and elsewhere throughout your registration statement, please clarify the meaning  behind  this  assertion,  or revise.

We have revised throughout registration statement.

16.           We note your response to comment 24 of our letter dated June 13, 2016. Please remove or clarify your statement that “Taylor Brothers does not sell franchises like Bare Metal Standard.” We note that James Bedal serves as Leader of Franchise Development for Taylor Brothers and that the Taylor Brothers website hosts franchise training videos with Bare Metal Standards branding.

We added the following to the bottom pf page 27;

Taylor Brothers has discontinued selling franchises November of 2015 when they opened Bare Metal Standard for the exclusive reason of selling franchises and supporting them.

The videos have been removed of the Taylor Brothers web site.

17.           We note your response to comment 26 of our letter dated June 13, 2016, and we reissue the comment. Your disclosure continues to reference provisions of the Nevada Revised Statutes, despite your company being incorporated in the State of Idaho.  Please revise your  disclosure,  or advise.

We have revised throughout.

18.           We note your disclosure that you intend to provide annual reports on Form 10-K for the year ended December 31, 2016, but that your fiscal year end is October 31. Please revise, or advise.

We have revised throughout.

19.           We note your response to comment 26 of our letter dated June 13, 2016. Contrary to your assertion, you have not provided the required disclosure. Please provide the disclosure required by Item 101(h)(5)(iii)   of Regulation   S-K.

We have revised.

20.           We note your disclosure on page three that you are a development stage company and we note the inception to date presentation of financial information in your interim April 30, 2016 statements. Please revise your filing to indicate when you will implement ASU 2014-10 and how this will impact your presentation.

The Company's fiscal year-end is October 31, 2015. The inception to April 30, 2016 column represents the period which is required to be presented for the six months ended April 30, 2016. As the Company was not in existence for a full six months, it is presented as "inception through April 30, 2016 rather than "Six months ended April 30,2016." The Company has adopted ASU 2014-10 and will not present inception to date information in its financial statements once it has been in existence for the entire period required to be presented.

21.           Please disclose the actual date through which subsequent events were evaluated as required  by FASB ASC 855-10-50-1.

This has been revised.

22.           We note your response to comment 28 of our letter dated June 23, 2016, and we reissue the comment in part.  Please ensure a majority of your board of directors sign immediately following  the second attestation clause.

We have corrected the signatures.

By:	/s/ James Bedal
Ron Camacho
Chief Executive Officer

By:	/s/ Jeffrey Taylor
Jeffrey Taylor
Secretary, Member of the Board of Directors

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

NAME	TITLE

/s/ James Bedal	Chief Executive Officer,